RATTLER MIDSTREAM LP

500 West Texas Avenue

Suite 1200

Midland, Texas 79701

May 13, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Mara L. Ransom, Assistant Director, Office of Consumer Products
Adam Phippen, Staff Accountant
Donna Di Silvio, Staff Accountant
Katherine Bagley, Staff Attorney

Re:	Rattler Midstream Partners LP
Amendment No. 6 to Registration Statement on Form S-1
Filed May 9, 2019
File No. 333-226645

Ladies and Gentlemen:

Set forth below is the response of Rattler Midstream LP, a Delaware limited partnership formerly known as Rattler Midstream Partners LP (the “Partnership”), to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated May 10, 2019 with respect to Amendment No. 6 to the Registration Statement on Form S-1 submitted to the Staff on May 6, 2019, File No. 333-226645 (the “Registration Statement”), as well as the pricing information submitted confidentially by correspondence on May 9, 2019.

The Partnership has filed Amendment No. 7 to the Registration Statement (“Amendment No. 7”) with the Commission on the date hereof to, among other things, address the Staff’s comments. For your convenience, the Partnership has set forth below each Staff comment followed by the Partnership’s response. Caption references and page numbers refer to the captions and pages contained in Amendment No. 7, unless otherwise indicated. Capitalized terms used but not otherwise defined in this letter have the meanings ascribed to such terms in Amendment No. 7.

Capitalization, page 63

1.	Please revise pro forma total capitalization as of March 31, 2019 to exclude cash and cash equivalents.

Response: In response to the Staff’s comment, the Partnership has revised the pro forma total capitalization as of March 31, 2019 on page 63 to exclude cash and cash equivalents.

United States Securities and Exchange Commission

May 13, 2019

Dilution, page 64

2.

Please explain how you calculated net tangible book value before and after the offering. In doing so, please reconcile the amounts to the pro forma combined balance sheet at page F-5 and explain why you have included or excluded deferred offering costs and intangible lease assets.

Response: The Partnership acknowledges the Staff’s comment and supplementally notes that, as revised, on page 64 the Partnership’s net tangible book value before the offering is calculated as follows:

Member’s equity prior to the offering	$1,025,155,000
Intangible lease assets, net	(10,158,000)
Deferred IPO costs	(4,250,000)
Cash contributed by Diamondback and the general partner immediately prior to the offering	1,999,000

Net tangible book value before the offering	$1,012,746,000

As revised, the Partnership’s net tangible book value after the offering is calculated as follows:

Partner’s capital after giving effect to the offering	$1,022,904,000
Intangible lease assets, net	(10,158,000)

Net tangible book value after giving effect to the offering	$1,012,746,000

Intangible lease assets and deferred offering costs were excluded from the calculation of net tangible book value, as these represent intangible assets.

3.

Please revise pro forma net tangible book value per unit after the offering to equal pro forma net tangible book value after the offering divided by 151,515,152, the total number of units outstanding after the offering. Please also revise footnote (4) to reflect the total number of units outstanding after the offering.

Response: In response to the Staff’s comment, the Partnership has revised pro forma net tangible book value per unit after the offering on page 64 to equal pro forma net tangible book value after the offering divided by 151,515,152 and revised footnote (4) to reflect the total number of units outstanding after the offering.

4.

Please revise the increase in net tangible book value per unit attributable to purchasers in this offering so that the reconciliation of pro forma net tangible book value per common unit before this offering to pro forma net tangible book value per common unit after this offering computes.

United States Securities and Exchange Commission

May 13, 2019

Response: In response to the Staff’s comment, the Partnership has revised the increase in net tangible book value per unit attributable to purchasers in this offering on page 64.

Unaudited Pro Forma EBITDA and Distributable Cash Flow, page 70

5.

Please tell us how you computed “Contributions from Diamondback to fund capital expenditures” totaling $445,898,000 for the twelve months ended March 31, 2019. Please also tell us why this amount is less than total contributions of $458,674,000 for the three months ended March 31, 2019 disclosed on page F-11 of Amendment No. 6 to Form S-1.

Response: The Partnership acknowledges the Staff’s comment and notes that during the three months ended March 31, 2018, Diamondback made contributions totaling $175.1 million. Then, during the period between April 1, 2018 and December 31, 2018, Rattler LLC recognized liabilities of $12,776,000 relating to the previously-contributed assets that were deemed to have been contributed to Rattler LLC during that period. Those liabilities include estimated income taxes of Rattler on a standalone basis. As a result of the deemed contribution of those liabilities, the net amount of contributions for the twelve months ended March 31, 2019 was lower than the contributions for the three months ended March 31, 2019.

Pro Forma Combined Statement of Operations, page F-4

6.

You disclose that net income attributable to Rattler Midstream LP limited partner’s interest is $39,356,000. It appears this amount should be $8,658,000. Please revise or explain why your current disclosure is accurate.

Response: In response to the Staff’s comment, the Partnership has revised net income attributable to Rattler Midstream LP on page F-4 to be $8,658,000.

Pro Forma Combined Statement of Operations, page F-6

7.

You disclose that net income attributable to Rattler Midstream LP limited partner’s interest is $55,803,000. It appears this amount should be $12,277,000. Please revise or explain why your current disclosure is accurate.

Response: In response to the Staff’s comment, the Partnership has revised net income attributable to Rattler Midstream LP on page F-6 to be $12,277,000.

Notes to Pro Forma Combined Financial Statements, page F-8

8.	Reference is made to (g). Please revise to refer to Rattler Midstream LP rather than Rattler LLC or explain why your current disclosure is accurate.

Response: In response to the Staff’s comment, the Partnership has revised note (g) on page F-8 to refer to Rattler Midstream LP.

United States Securities and Exchange Commission

May 13, 2019

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If you have any questions with respect to the foregoing, please do not hesitate to call me at (405) 463-6900 or Seth Molay of Akin Gump Strauss Hauer & Feld LLP at (214) 969-4780.

Very truly yours,

RATTLER MIDSTREAM LP

By: Rattler Midstream GP LLC, its General Partner

By:	/s/ Teresa L. Dick
Name:	Teresa L. Dick
Title:	Chief Financial Officer
Executive Vice President and Assistant Secretary

cc:	Seth R. Molay, P.C.
Akin Gump Strauss Hauer & Feld LLP